ONDAS HOLDINGS INC.

411 Waverley Oaks Road, Suite 114

Waltham, MA 02452

July 12, 2022

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Ondas Holdings Inc. Registration Statement on Form S-3 File No. 333-266011

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Ondas Holdings Inc. hereby requests that its Registration Statement on Form S-3 (File No. 333-266011) filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2022 be declared effective by the Commission at 4:00 p.m. Eastern Time on Friday, July 15, 2022, or as soon thereafter as practical.

Please call Christina Russo at Akerman LLP at (305) 982-5531 as soon as the Registration Statement has been declared effective.

Thank you for your assistance.

Sincerely,

/s/ Eric A. Brock

Eric A. Brock

Chief Executive Officer